Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2025 and June 30, 2026	F-2
Unaudited Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2025 and 2026	F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and 2026	F-6
Notes to the Consolidated Financial Statements	F-8

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of December 31, 2025 and June 30, 2026

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of June 30,
	Note	2025	2026
		US$	US$
ASSETS
Current assets:
Cash	2(c)	80,778	66,006
Accounts receivable, net	4	19,290	1,725
Inventories	5	180,816	128,835
Prepayments and other current assets	6	99,243	83,134
Cryptocurrency receivable, current	8	52,699	29,139
Held-for-sale assets, current		464	1,713
Total current assets		433,290	310,552
Non-current assets:
Cryptocurrency	7	83,339	47,019
Cryptocurrency receivable, non-current	8	35,133	41,786
Investment in equity investees	10	—	11,790
Property, equipment and software, net	9	44,028	27,388
Intangible assets		689	583
Operating lease right-of-use assets		2,880	2,090
Deferred tax assets		191	197
Other non-current assets		489	3,835
Non-current financial investment		2,845	1,000
Total non-current assets		169,594	135,688
Total assets		602,884	446,240
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loans	12	28,515	23,888
Accounts payable		25,600	15,455
Contract liabilities	2(d)	9,317	4,107
Income tax payable		11,403	11,832
Accrued liabilities and other current liabilities	11	54,548	51,986
Operating lease liabilities, current		1,706	1,228
Total current liabilities		131,089	108,496
Non-current liabilities:
Long-term loans	12	23,731	34,901
Operating lease liabilities, non-current		948	481
Deferred tax liabilities		117	99
Other non-current liabilities	11	9,631	9,557
Total liabilities		165,516	153,534

Contingencies (Note 19)

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2025 and June 30, 2026

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of June 30,
	Note	2025	2026
		US$	US$
Shareholders’ equity:
Class A Ordinary shares (US$0.00000005 par value; 999,643,050,556 authorized, 10,431,482,973 and 11,237,922,873 shares issued, 9,703,445,043 and 10,557,490,218 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	14	1	1
Class B Ordinary shares (US$0.00000005 par value; 356,624,444 shares authorized, 311,624,444 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	14	—	—
Subscriptions receivable from shareholders		—	—
Treasury stocks (US$0.00000005 par value; 366,981,615 and 342,319,770 shares as of December 31, 2025 and June 30, 2026, respectively)	15	(37,172)	(20,255)
Additional paid-in capital		1,177,057	1,192,812
Statutory reserves		14,892	14,892
Accumulated other comprehensive loss		(56,653)	(47,632)
Accumulated deficit		(660,757)	(847,112)
Total shareholders’ equity		437,368	292,706
Total liabilities and shareholders’ equity		602,884	446,240

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2025 and 2026

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the six months ended June 30,
	Note	2025	2026
		US$	US$
Revenues
Products revenue		130,245	56,493
Mining revenue		52,326	36,781
Other revenues		414	1,281
Total Revenues		182,985	94,555
Cost of revenues
Products cost		(117,949)	(102,642)
Mining cost		(54,935)	(43,065)
Other cost		(149)	(1,087)
Total cost of revenues		(173,033)	(146,794)
Gross profit (loss)		9,952	(52,239)
Operating expenses:
Research and development expenses		(35,353)	(30,255)
Sales and marketing expenses		(7,408)	(3,104)
General and administrative expenses		(33,269)	(30,100)
Impairment on property, equipment and software	9	—	(9,220)
Gain on disposal of property, equipment and software		1,379	1,147
Total operating expenses		(74,651)	(71,532)
Loss from operations		(64,699)	(123,771)
Interest expense, net		(603)	(1,271)
Change in fair value of cryptocurrency	7	8,312	(34,211)
Change in fair value of financial instruments other than derivatives		(21,877)	—
Change in fair value of financial derivatives	13	9,385	(24,882)
Excess of fair value of convertible preferred shares		(28,179)	—
Foreign exchange gains (losses), net		1,173	(7,037)
Other income, net		477	10,196
Loss before income tax expense		(96,011)	(180,976)
Income tax expense	17	(1,478)	(1,453)
Equity in losses of equity investees	10	—	(3,926)

		For the six months ended June 30,
	Note	2025	2026
		US$	US$
Net loss		(97,489)	(186,355)
Foreign currency translation adjustment, net of nil tax		319	9,021
Total comprehensive loss		(97,170)	(177,334)
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	18	5,385,963,052	10,198,604,961
— Diluted	18	5,385,963,052	10,198,604,961
Net loss per Class A and Class B ordinary share (cent per share)
— Basic	18	(1.81)	(1.83)
— Diluted	18	(1.81)	(1.83)
Share-based compensation expenses were included in:
Cost of revenues		156	175
Research and development expenses		3,133	1,288
Sales and marketing expenses		112	72
General and administrative expenses		9,986	7,623

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2025 and 2026

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the six months ended June 30,
	2025	2026
	US$	US$
Cash flows from operating activities
Net cash used in operating activities	(199,555)	(51,924)
Cash flows from investing activities:
Purchase of property, equipment and software	(21,001)	(5,552)
Proceeds from disposal of property, equipment and software	483	3,837
Proceeds from disposal of cryptocurrency	51,107	20,749
Purchase of cryptocurrency	(2,413)	(27)
Proceeds from disposal of non-current financial investments	—	2,936
Payment for non-current financial investments	—	(1,000)
Payment of transaction cost related to acquisition of equity investee	—	(1,582)
Distribution from equity investees	—	3,550
Contribution to equity investees	—	(258)
Net cash provided by investing activities	28,176	22,653
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements	42,222	735
Proceeds from issuance of convertible preferred shares, net of issuance costs	99,529	—
Proceeds from supplier financing arrangement	—	9,999
Proceeds from borrowings from long-term loan, net of issuance cost	—	9,560
Repayment of long-term loan	—	(7,436)
Payment for repurchase of ordinary shares	(2,135)	(2,000)
Proceeds from resale of treasury stock	1,030	217
Repurchase for tax withholdings on vesting of restricted share units	(1,030)	(217)
Net cash provided by financing activities	139,616	10,858
Net decrease in cash	(31,763)	(18,413)
Effect of exchange rate changes on cash	1,179	3,641
Cash at the beginning of period	96,488	80,778
Cash at the end of period	65,904	66,006

Supplemental disclosure of cash flow information:
Cash paid for interest	810	736
Cash paid for income tax	1,083	1,054
Supplemental disclosure of non-cash investing and financing activities:
Mining equipment transfer from inventory to property, equipment and software	24,492	3,129
Issuance of ordinary shares pursuant to share lending arrangement	944	—

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities

Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale of Bitcoin mining equipment and related components, with sales primarily conducted in the United States and Singapore, as well as mining activity mainly in the North America and Ethiopia.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Canaan Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2026, the results of operations and cash flows for the six months ended June 30, 2025 and 2026, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods.

The Company believes that accounting estimation of valuation of convertible preferred shares, deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, and impairment of property, equipment and software reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company assesses the estimated useful lives of its long-lived assets on an ongoing basis. In the first quarter of 2026, the Company revised the useful life of mining equipment, which are included in “Property, equipment and software”, from 1.5 years to 2 years, based on the historical and current use of the mining equipment as well as industry trends and practices. This change in estimated useful life is accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2026. The effect of the change was a reduction in depreciation expense and a decrease in net loss of US$7,437 for the six months ended June 30, 2026. The effect of change in basic and diluted loss per share was a decrease of US$0.07 cent per share for the six months ended June 30, 2026.

(b)	Fair value measurements

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2025	Level 1	Level 2	Level 3	Fair value at December 31, 2025
Prepayments and other current assets (Note 13)	—	181	—	181

Cryptocurrency receivable (Note 13)	—	87,832	—	87,832
Cryptocurrency (Note 7)	83,339	—	—	83,339

Accounts payable (Note 13)	—	(2,927)	—	(2,927)
Accrued liabilities and other current liabilities (Note 13)	—	(5,566)	—	(5,566)
Long-term loans (Note 13)	—	(49,711)	—	(49,711)

As of June 30, 2026	Level 1	Level 2	Level 3	Fair value at June 30, 2026
Cryptocurrency receivable (Note 13)	—	70,925	—	70,925
Cryptocurrency (Note 7)	47,019	—	—	47,019

Accounts payable (Note 13)	—	(2,465)	—	(2,465)
Long-term loans (Note 13)	—	(48,687)	—	(48,687)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Cash

Cash represents bank deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,	As of June 30,
	2025	2026
US dollar denominated bank deposits with financial institutions in the U.S.	17,743	54,665
Financial institutions in the PRC
RMB denominated bank deposits	3,689	2,627
US dollar denominated bank deposits	3,186	640
Others denominated bank deposits	77	6
Subtotal	6,952	3,273
Financial institutions in Singapore
US dollar denominated bank deposits	52,624	4,524
Singapore dollar (SGD) denominated bank deposits	1,270	1,184
Others denominated bank deposits	7	7
Subtotal	53,838	5,715
Bank deposits with other overseas financial institutions	2,245	2,353
Total	80,778	66,006

The bank deposits with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore, Malaysia and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, US$250, SGD100, Malaysia Ringgit (MYR) 250 and Kahzakhstan Tenge (KZT) 15,000 per bank, respectively. The bank deposits are insured by the government authorities with amounts up to US$2,831 and US$3,059 as of December 31, 2025 and June 30, 2026, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, United States, and Singapore with acceptable credit rating.

(d)	Contract liabilities

The prepayments received from customers as of December 31, 2025 and June 30, 2026 was US$9,317 and US$4,107, respectively. The revenue recognized during the six months ended June 30, 2025 and 2026 for the beginning balance of contract liability was US$22,322 and US$5,513, respectively.

(e)	Investment in equity investees

Investment in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control and are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall (“ASC 323-10”). Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. A difference between the cost of an investment and the amount of underlying equity in net assets of an investee shall be accounted for as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on the Company’s proportionate share of the investee’s net income or loss. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

3.	Risks and concentration

(a)	Concentration of credit risk

As of December 31, 2025 and June 30, 2026, accounts receivable were US$19,290 and US$1,725, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of June 30,
	2025	2026
Customer A	44%	*
Customer B	23%	*
Customer C	20%	99%
Customer D	13%	*

* Less than 10%

For the six months ended June 30, 2025 and 2026, customer which contributed more than 10% of total revenue is as below:

	For the six months ended June 30,
	2025	2026
Customer A	*	35%
Customer E	*	23%
Customer F	21%	15%

* Less than 10%

(b)	Supplier concentration

For the six months ended June 30, 2025 and 2026, the Company’s purchases substantially all its integrated circuits from one supplier.

Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

4.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,	As of June 30,
	2025	2026
Accounts receivable	19,382	1,733
Less: allowance for doubtful accounts	(92)	(8)
Total	19,290	1,725

The movement of the allowance for doubtful accounts is as follows:

	For the Six months ended June 30,
	2025	2026
Balance at the beginning of the year	1,093	92
Additions charged to bad debt expense	11	2,623
Write-off of bad debt allowance	(151)	(2,707)
End Balance	953	8

5.	Inventories

Inventories consist of the following:

	As of December 31,	As of June 30,
	2025	2026
Raw materials	99,769	71,754
Work in process	23,543	16,555
Finished goods	57,504	40,526
Total	180,816	128,835

During the six months ended June 30, 2025 and 2026, the Company recorded write-down of US$3,465 and US$44,039 in cost of revenues, respectively.

6.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,	As of June 30,
	2025	2026
VAT recoverable and refund	57,828	53,226
Prepayments to vendors (Note a)	33,997	22,468
Deferred charges	2,724	2,369
Deposits	2,145	2,294
Others	2,549	2,777
Total	99,243	83,134

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry services. The Company also records a write-down for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. During the six months ended June 30, 2025 and 2026, the Company recorded write-downs of US$5 and US$860 for the prepayment to third-party suppliers in cost of revenues.

7.	Cryptocurrency

Cryptocurrency consist of the following:

	As of December 31, 2025			As of June 30, 2026
(in thousands, except for quantity)	Quantity	Cost Basis	Fair Value	Quantity	Cost Basis	Fair Value
Bitcoin	813	74,143	71,431	699	45,806	40,708
ETH	3,951	16,249	11,780	3,952	16,252	6,174
USDT	127,138	127	128	136,816	137	137
Total Cryptocurrency		90,519	83,339		62,195	47,019

Additional information about cryptocurrency consists of the following:

	For the six months ended June 30,
	2025	2026
Beginning Balance	61,821	83,339
Revenue recognized on acceptance of cryptocurrency*	74,383	40,786
Cryptocurrency received under long-term loans agreements*	20,742	4,250
Cryptocurrency received as customer deposits*	2,564	—
Purchase of cryptocurrency	2,413	27
Return of cryptocurrency as prepayment*	1,626	—
Pledged and derecognized cryptocurrency under long-term loans agreements*	(31,099)	(10,195)
Return of cryptocurrency as customer deposits*	(218)	—
Cost of revenues recognized on payment of cryptocurrency*	(27,592)	(16,228)
Proceeds from disposal of cryptocurrency	(51,107)	(20,749)
Change in fair value of cryptocurrency	8,312	(34,211)
Ending Balance	61,845	47,019

* represents non-cash investing or financing activity.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

8.	Cryptocurrency receivable

Cryptocurrency receivable consist of the following:

	As of December 31, 2025		As of June 30, 2026
(in thousands, except for quantity)	Quantity	Fair Value	Quantity	Fair Value
Bitcoins transferred to fixed term product (Note a)	100	8,783	100	5,828
Bitcoin pledged for current portion of long-term loans (Note 12)	500	43,916	400	23,311
Cryptocurrency receivable, current		52,699		29,139

Bitcoin pledged for long-term loans (Note 12)	400	35,133	717	41,786
Cryptocurrency receivable, non-current		35,133		41,786

Note a: On December 23, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with a minimum annual return of 1% for one year and the Company extended for another one year in December 2025.

9.	Property, equipment and software, net

Property, equipment and software consist of the following:

	As of December 31,	As of June 30
	2025	2026
Cost:
Mining equipment	126,691	120,315
Computers and electronic equipment	14,218	14,627
Leasehold improvements	5,217	5,350
Mechanical equipment	115	118
Software	3,871	4,129
Construction in progress	4,369	929
Motor vehicles	244	246
Land	120	120
Total cost	154,845	145,834
Less: Accumulated depreciation and amortization	(110,817)	(118,446)
Property, equipment and software, net	44,028	27,388

Depreciation and amortization expense during the six months ended June 30, 2025 and 2026 was US$19,064 and US$14,009, respectively. The Company recognized impairment of nil and US$9,220 during the six months ended June 30, 2025 and 2026, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

10.	Investment in equity investees

On February 19, 2026, the Company, through a wholly-owned subsidiary, acquired a 49% equity interest in each of Alborz LLC, Bear LLC and Chief Mountain LLC (collectively, the "ABC Projects") from Cipher Mining Technologies Inc. ("Cipher"). As part of the same transaction, the Company also purchased 6,840 mining equipment from Cipher. The Company issued 53,762,660 ADSs (806,439,900 Class A ordinary shares) to Cipher as consideration for the acquired equity interest and mining equipment, with the fair value of US$24,801 on the settlement date.The issued ADSs are subject to a lock-up period of six months.

The Company does not have a controlling voting interest in, and its investment does not meet the definition of a variable interest entity under ASC 810 with respect to, any of the ABC Projects. However, the Company has the ability to exercise significant influence over the operating and financial policies of each of the ABC Projects. Accordingly, the Company accounts for its 49% equity interest in each of the ABC Projects under the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures.

The Company initially recorded its investment in the equity interests of the ABC Projects at cost of US$15,878, representing the fair value of the consideration allocated to the equity interests acquired.

At acquisition date, the fair value of the mining equipment held by the ABC Projects was lower than their historical cost as recorded by each of the ABC Projects, resulting in a basis difference between the Company's share of carrying amount of its equity method investments and its proportionate share of the underlying net assets of the ABC Projects. The initial basis difference was US$26,194. The Company accretes this basis difference over the remaining expected depreciation period of the underlying mining equipment, with the accretion recorded each period within equity in net losses of equity investees in the consolidated statements of comprehensive loss, until the related mining equipment are fully depreciated by the ABC Projects and the corresponding basis difference is fully accreted.

In April and May 2026, the Company delivered an aggregate of 3,600 used mining equipment to Bear LLC and Chief Mountain LLC, among which 49% of the consideration was treated as capital contributions and the remaining 51% of the consideration of US$3,527 was settled by cash by Bear LLC and Chief Mountain LLC through funding from the other investor. The Company recorded the gain from the sale of used mining equipment of US$856 in the gain on disposal of property, equipment and software. The capital contributions by the Company were recorded at the cost of US$3,130, plus associated sales tax of US$258, which increased the carrying value of the Company's investments in equity investees. No basis difference arose from these contributions, as the fair value of the contributed mining equipment approximated their cost at the time of contribution.

The movement of investment in equity investees for the six months ended June 30, 2026 consist of the following:

Investment in equity investees
Beginning balance as of January 1, 2026	—
Initial capital contribution	15,878
Cost of mining equipment contributed	3,388
Accretion of basis differences related to initial acquisition	7,346
Equity in net losses of equity investees	(11,272)
Capital distribution	(3,550)
Ending balance as of June 30, 2026	11,790

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

11.	Accrued liabilities and other liabilities

	As of December 31,	As of June 30,
	2025	2026
Accrued liabilities and other current liabilities
Salary and welfare payable	22,999	12,041
Payables under supplier financing arrangement (Note a)	—	10,157
Provision for reserve for inventory purchase commitments (Note b)	3,904	8,773
Other tax payables	6,240	5,812
Customer refund	3,738	3,819
Warranty reserve (Note c)	4,146	3,201
Professional services payable	3,740	3,069
VAT received from customers related to contract liabilities	490	298
Customer deposits	5,566	—
Others	3,725	4,816
Total	54,548	51,986
Other non-current liabilities
Deferred government grant	9,261	9,557
Others	370	—
Total	9,631	9,557

Note a: In March 2026, the Company entered into a supplier financing arrangement with a third party entity as financing source to pay to the Company’s vendor in the amount of US$9,999. The monthly interest rate was 0.5% before June 30, 2026 and 1.2% then after. The Company expected to repay such payables in one year and classified it as other current liabilities. As of June 30, 2026, the total outstanding balance including accrued interest was US$10,157.

Note b: The Company entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2025 and June 30, 2026, the Company’s purchase obligation to third-party suppliers for foundry service was US$136,134 and US$105,712, respectively.

In connection with the preparation of the Company’s consolidated financial statements, the Company assessed the loss contingency under the foundry service contracts taking into account the estimated selling price of mining equipment. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value. For the six months ended June 30, 2025 and 2026, a provision of nil and US$4,870 has been recognized in cost of revenues for the Company’s inventory purchase commitments under foundry service contracts as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Note c: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of warranty reserve is as follows:

	For the six months ended June 30,
	2025	2026
Beginning Balance	582	4,146
Accrual for warranties issued during the period	1,732	1,027
Warranty claims paid	(839)	(145)
Warranty expired	(223)	(1,946)
Foreign currency translation adjustment	5	119
Ending Balance	1,257	3,201

12.	Long-term loans

On June 12, 2024, the Company, through a wholly-owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements 1”) with a third party (the “Lender 1”). Pursuant to the Agreements 1, the Lender 1 will provide loans in tranches in USDT (also known as Tether, a stablecoin pegged to the U.S. Dollar) with a term of 18-month and an interest rate of 2.75% per annum. The Agreements 1 also require the Company to transfer 330 Bitcoins to the Lender 1 as collateral, and the loan amount will be 68% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged Bitcoins. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral. The repayment of the loan principal may be made in USD, USDT or if mutually agreed upon in writing prior to repayment, any other digital currency.

Pursuant to the Agreements 1, in June 2024, the Company pledged 330 Bitcoins as collateral to the Lender 1 with a fair value of US$21,041 at closing and obtained a loan with principal amount of 14,308,156 USDT. The net proceeds received in June 2024, after deducting issuance cost of 178,615 USDT, were 11,252,124 USDT (with a fair value of US$11,248). The issuance costs are reported as a direct deduction from the principal of the associated loan. The remaining net proceeds of 2,769,869 USDT (with a fair value of US$2,767), after deducting issuance cost of 107,548 USDT, were subsequently received in July 2024. For the years ended December 31, 2024 and 2025, the Company was not required to add additional Bitcoins as collateral. In December 2025, the Company repaid the loan principal of US$8,931 and received 200 Bitcoins pledged as collateral. In January 2026, the Company repaid the remaining loan principle and received the remaining 130 Bitcoins pledged as collateral.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On June 21, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 2”) with another third party (the “Lender 2”). Pursuant to the Agreement 2, the Lender 2 will provide a loan in amount of US$8,041 with a term of 18-months and an interest rate of 6.75% per annum. The Agreement 2 also requires the Company to transfer 200 Bitcoins to the Lender 2 as collateral. If the fair market value of Bitcoin fallen such that the Loan-to-Value Ratio equals or exceeds 80%, the Company is required to add Collateral.

Pursuant to the Agreement 2, in June 2024, the Company pledged 200 Bitcoins as collateral to the Lender 2 with a fair value of US$12,370 at closing and obtained a loan in amount of US$8,041. The net proceeds received in June 2024, after deducting issuance costs of US$121, were US$7,920. The issuance costs are reported as a direct deduction from the principal of the associated loan. In December 2025, the Company repay the loan principal of US$8,041 and received 200 Bitcoins pledged as collateral.

On August 9, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 3”) with another third party (the “Lender 3”). Pursuant to the Agreement 3, the Lender 3 will provide a loan in amount of US$2,058 with a term of 18-months and an interest rate of 5.00% per annum. The Agreement 3 also requires the Company to transfer 70 Bitcoins to the Lender 3 as collateral. If the fair market value of Bitcoins fallen to below 50% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 3, in August 2024, the Company pledged 70 Bitcoins as collateral to the Lender 3 with a fair value of US$4,117 at closing and obtained a loan in amount of US$2,058. The net proceeds received in August 2024, after deducting issuance costs of US$41, were US$2,017. The issuance costs are reported as a direct deduction from the principal of the associated loan. In February 2026, the Company repay the loan principal of US$2,058 and received 70 Bitcoins pledged as collateral.

On January 22, 2025, the Company, through a wholly-owned subsidiary, entered into additional loan agreement pursuant to the Agreement 1 (the “Agreements 1.1”) with the Lender 1 under the Agreement 1. Pursuant to the Agreements 1.1, the Lender 1 will provide loans in tranches in USDT with a term of 18-month and an interest rate of 2.5% per annum. The Agreements 1.1 also require the Company to transfer 300 Bitcoins to the Lender 1 as collateral. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreements 1.1, in January 2025, the Company pledged 300 Bitcoins as collateral to the Lender 1 with a fair value of US$31,099 at closing and obtained a loan with principal amount of 21,165,052 USDT. The net proceeds received in January 2025, after deducting issuance cost of 423,301 USDT, were 20,741,751 USDT (with a fair value of US$20,742). The issuance costs are reported as a direct deduction from the principal of the associated loan. In May 2026, the Company entered into an addendum to Agreement 1.1 with Lender 1 to extend the maturity date to July 2027. During the six months ended June 30, 2026, the Company was required to add 17 additional Bitcoins as collateral.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On December 19, 2025, the Company, entered into an additional loan agreement pursuant to the Agreement 1 (the “Agreements 1.2”) through a wholly-owned subsidiary and a Master Loan Agreement (the “Agreement 4”) through another wholly-owned subsidiary with the Lender 1. Pursuant to the Agreement 1.2 and Agreement 4, the Lender 1 will provide loans in tranches in USDT with a term of 18 - month and an interest rate of 2.5% per annum. The Agreement 1.2 and Agreements 4 each require the Company to transfer 200 Bitcoins to the Lender 1 as collateral. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 1.2 and Agreements 4, in December 2025, the Company pledged 400 Bitcoins as collateral to the Lender 1 with a fair value of US$34,184 at closing and obtained a loan with principal amount of 24,244,102 USDT. The net proceeds received in December 2025, after deducting issuance cost of 484,882 USDT, were 23,759,220 USDT (with a fair value of US$23,752). The issuance costs are reported as a direct deduction from the principal of the associated loan. As of June 30, 2026, the Company was not required to add additional Bitcoins as collateral.

On March 20, 2026, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 5”) with the Lender 2. Pursuant to the Agreement 5, the Lender 2 will provide a loan in amount of US$9,706 with a term of 18-month and an interest rate of 3.0% per annum. The Agreement 5 also require the Company to transfer 200 Bitcoins to the Lender 2 as collateral. If the fair market value of Bitcoins fallen to below 72% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 5, in March 2026, the Company pledged 200 Bitcoins as collateral to the Lender 2 with a fair value of US$13,983 at closing and obtained a loan in amount of US$9,706. The net proceeds received in March 2026, after deducting issuance costs of US$146, were US$9,560. The issuance costs are reported as a direct deduction from the principal of the associated loan. As of June 30, 2026, the Company was not required to add additional Bitcoins as collateral.

On June 29, 2026, the Company, entered into an additional loan agreement pursuant to the Agreement 4 (the “Agreements 4.1”) through a wholly-owned subsidiary with the Lender 1. Pursuant to the Agreement 4.1, the Lender 1 will provide loans in tranches in USDT with a term of 18 - month and an interest rate of 2.25% per annum. The Agreement 4.1 also require the Company to transfer 200 Bitcoins to the Lender 1 as collateral. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 4.1, in June 2026, the Company pledged 200 Bitcoins as collateral to the Lender 1 with a fair value of US$11,896 and obtained a partial loan disbursement with principal amount of 4,250,000 USDT. The remaining loan principal was received in July 2026. As of June 30, 2026, the Company was not required to add additional Bitcoins as collateral.

As of June 30, 2026, US$23,888 from Agreements 1.2 and Agreements 4 were classified as current portion of the long-term loans. Interest expense pertaining to the above loans amounted to US$736 and US$1,268 was recorded for the six months ended June 30, 2025 and 2026, respectively.

13.	Derivatives

During the periods presented, the Company’s derivatives were all embedded forward contracts to receive or deliver a fixed amount of cryptocurrency in the future.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Impact of derivatives on the Consolidated Balance Sheets

The following table summarizes the balance sheet impact of derivative instruments outstanding as of June 30, 2026 and December 31, 2025 as measured in U.S. dollar equivalents, none of which were designated as hedging instruments at June 30, 2026:

Consolidated Balance Sheets Location	Notional	Derivative Fair Value	Total
June 30, 2026
Prepayments and other current assets (1)	182	(1)	181
Cryptocurrency receivable	98,787	(27,862)	70,925
Accounts payable (1)	3,106	(641)	2,465
Long-term loans (1)	48,738	(51)	48,687
December 31, 2025
Prepayments and other current assets (1)	182	(1)	181
Cryptocurrency receivable	83,743	4,089	87,832
Accounts payable (1)	2,926	1	2,927
Accrued liabilities and other current liabilities (1)	6,893	(1,327)	5,566
Long-term loans (1)	49,760	(49)	49,711

(1)	Represents the portion of the Consolidated Balance Sheet line item that is denominated in cryptocurrency.

Impact of derivatives on the Consolidated Statements of Comprehensive Loss

Gains and losses on derivative instruments recorded in the Consolidated Statements of Comprehensive Loss were as follows:

	For the six months ended June 30,
	2025	2026
Cryptocurrency receivable	10,264	(27,102)
Accrued liabilities and other current liabilities	(443)	1,380
Accounts payable	(399)	835
Long-term loans	(37)	5
Total	9,385	(24,882)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

14.	Ordinary shares

As of June 30, 2026, the authorized ordinary shares are 999,999,675,000, of which 11,549,547,317 shares were issued and 10,869,114,662 shares were outstanding. These outstanding shares consist of (1) 10,557,490,218 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

At-the-Market Offering Agreements

On December 23, 2024, the Company entered into an At-the-market offering agreement (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”). The Company issued 50,000,000 ADSs (750,000,000 Class A Ordinary Shares) to its share depositary bank as a reserve in relation to the 2024 ATM Agreement. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purpose, and therefore, have been excluded from the computation of net earnings (loss) per ordinary share for accounting purposes. For the year ended December 31, 2024, no ADS was utilized under the 2024 ATM Agreement. During the six months ended June 30, 2025, the Company issued 21,088,579 ADSs (316,328,685 Class A Ordinary shares) with net proceeds of US$42,222. The Company terminated the 2024 ATM Agreement in October 2025.

On October 24, 2025, the Company entered into an At-the-market offering agreement (the “2025 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, B. Riley Securities Inc. (“B. Riley”) and CLSA Limited as sales agents (the “sales agents”), pursuant to which the Company may issue up to US$270,000 of the ADSs. The remaining ADSs as the reserve in relation to the 2024 ATM Agreement could be used as a reserve in relation to the 2025 ATM Agreement. During the six months ended June 30, 2026, the Company issued 1,529,562 ADSs (22,943,430 Class A Ordinary shares) with net proceeds of US$735.

15.	Repurchase of shares

On May 27, 2025, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$30 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next six months starting from May 27, 2025 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. On December 17, 2025, the Board of Directors approved the renewal of the share repurchase program over a 12 months period beginning December 12, 2025.

During the six months ended June 30, 2026, 2,815,144 outstanding ADSs (representing 42,227,160 Class A ordinary shares) were repurchased. For the six months ended June 30, 2025 and 2026, 69,382,845 and 66,889,005 restricted share units were transferred from treasury stock to ordinary shares upon vesting, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

16.	Share-based compensation

The following table summarizes restricted share units (“RSUs”) activity during the six months ended June 30, 2026:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding as of January 1, 2026	551,294,295	0.09
Granted	180,460,950	0.04
Forfeited	(49,222,909)	0.04
Vested	(66,889,005)	0.10
Outstanding as of June 30, 2026	615,643,331	0.08

As of January 1, 2026 and June 30, 2026, the Company’s outstanding, and vested and expected to vest share option is 60,000,000. There was no change on the share options during the six months ended June 30, 2026. The exercisable share option is 60,000,000 as of June 30, 2026.

17.	Income Taxes

The Company recorded an income tax expense of US$1,478 and US$1,453 for the six months ended June 30, 2025 and 2026, respectively, representing effective tax rates of 1.5% and 0.8%, respectively.

The effective income tax rate of 0.8% in 2026 and 1.5% in 2025 were lower than the statutory income tax rate of 25.0% which was primarily due to additional valuation allowances provided.

18.	Basic and diluted loss per share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for the six months ended June 30, 2025 and 2026, as follows:

	For the six months ended June 30,
	2025	2026
Basic loss per share calculation
Numerator:
Net loss	(97,489)	(186,355)
Denominator:
Weighted-average number of ordinary shares outstanding used in calculating basic and diluted loss per Class A and Class B ordinary share	5,385,963,052	10,198,604,961
Basic loss per Class A and Class B ordinary share (US$ cent per share)	(1.81)	(1.83)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti- dilutive as of June 30, 2025 and 2026 are as follows:

	As of June 30,
	2025	2026
RSUs	720,336,900	615,643,331
Share options	60,000,000	60,000,000
Convertible preferred shares	2,325,019,875	—

19.	Contingencies

The Company is and, from time to time, may in the future become, involved in other legal proceedings in the ordinary course of business. The Company currently believes that the outcome of any of these existing legal proceedings, either individually or in the aggregate, will not have a material impact on the operating results, financial condition or cash flows of the Company. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

20.	Changes in shareholders’ equity

		Clsss A Ordinary shares		Clsss B Ordinary shares			Treasury stocks				Accumulated
	Note	Number of Shares	Amount	Number of Shares	Amount	Subscription Amount	Number of Shares	Amount	Additional paid-in capital	Statutory reserves	other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2025		5,052,538,578	—	311,624,444	—	—	229,281,465	(57,055)	816,363	14,892	(57,456)	(450,490)	266,254
Share Repurchase		(46,856,670)	—	—	—		46,856,670	(2,135)	—	—	—	—	(2,135)
Share-based compensation expense		—	—	—	—		—	—	13,387	—	—	—	13,387
Repurchase of vested employee restricted share units for tax withholding		(14,859,360)	—	—	—		14,859,360	(1,030)	—	—	—	—	(1,030)
Resale of vested employee restricted share units for tax withholding		14,859,360	—	—	—		(14,859,360)	1,030	—	—	—	—	1,030
Issuance of ordinary shares in at-the market offering, net of offering cost	14	—	—	—	—		—	—	42,101	—	—	—	42,101
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost		1,977,030,615	—	—	—		—	—	100,222	—	—	—	100,222
Issuance of ordinary shares pursuant to share lending arrangement		105,000,000	—	—	—		—	—	944	—	—	—	944
Vesting of restricted share units		69,382,845	—	—	—		(69,382,845)	16,544	(16,544)	—	—	—	—
Foreign currency translation		—	—	—	—		—	—	—	—	319	—	319
Net loss		—	—	—	—		—	—	—	—	—	(97,489)	(97,489)

Balance as of June 30, 2025		7,157,095,368	—	311,624,444	—	—	206,755,290	(42,646)	956,473	14,892	(57,137)	(547,979)	323,603

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Class A Ordinary shares		Class B Ordinary shares		Subscription	Treasury stocks				Accumulated
	Note	Number of Shares	Amount	Number of Shares	Amount	receivables from shareholders	Number of Shares	Amount	Additional paid-in capital	Statutory reserves	other comprehensive loss	Accumulated deficits	Total shareholders’ equity
Balance as of January 1, 2026		10,064,501,358	1	311,624,444	—	—	366,981,615	(37,172)	1,177,057	14,892	(56,653)	(660,757)	437,368
Share Repurchase	15	(42,227,160)	—	—	—	—	42,227,160	(2,022)	—	—	—	—	(2,022)
Share-based compensation expense		—	—	—	—	—	—	—	9,158	—	—	—	9,158
Repurchase of vested employee restricted share units for tax withholding		(7,493,670)	—	—	—	—	7,493,670	(217)	—	—	—	—	(217)
Resale of vested employee restricted share units for tax withholding		7,493,670	—	—	—	—	(7,493,670)	217	—	—	—	—	217
Issuance of ordinary shares in at-the-market offering, net of offering cost	14	—	—	—	—	—	—	—	735	—	—	—	735
Shares issued as consideration for the equity investment in ABC projects	10	806,439,900	—	—	—	—	—	—	24,801	—	—	—	24,801
Vesting of restricted share units		66,889,005	—	—	—	—	(66,889,005)	18,939	(18,939)	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	—	—	9,021	—	9,021
Net loss		—	—	—	—	—	—	—	—	—	—	(186,355)	(186,355)
Balance as of June 30, 2026		10,895,603,103	1	311,624,444	—	—	342,319,770	(20,255)	1,192,812	14,892	(47,632)	(847,112)	292,706

21.	Subsequent events

As of the date of this report, the Company repurchased additional 13,585,855 ADSs for US$5,462 using proceeds generated from sale of cryptocurrency in August.